SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Date: May 12, 2009	By:	Signed: Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

Canadian Pacific Announces Cash Tender Offer for up to US$450 Million Aggregate Principal Amount of Certain of Its Outstanding Notes
May 12, 2009
Calgary, Alberta
Canadian Pacific Railway Limited (TSX/NYSE: CP) announced today that its wholly-owned subsidiary, Canadian Pacific Railway Company, is commencing an offer to purchase for cash (the “Offer”) up to US$450 million aggregate principal amount of its outstanding notes including CP’s 6.25% Notes due 2011, 5.75% Notes due 2013 and 6.50% Notes due 2018. The offer is consistent with CP’s objective to enhance its capital structure and improve its debt maturity profile.
The terms and conditions of the Offer will be set forth in the Offer to Purchase dated May 12, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The following table sets forth the securities that are subject to the Offer and certain other terms of the Offer:

							Late Tender
			Acceptance	Maximum	Full Tender Offer	Early Tender	Offer
CUSIP		Principal Amount	Priority	Tender	Consideration	Payment	Consideration
Number	Title of Security	Outstanding (US$)	Level	Amount (US$)	(Per US$1,000)	(Per US$1,000)	(Per US$1,000)
13645RAC8	6.25% Notes due October 15, 2011	$400,000,000	1	$400,000,000	$1,035.00	$30.00	$1,005.00

13645RAG9	5.75% Notes due May 15, 2013	$400,000,000	2	$400,000,000	$1,040.00	$30.00	$1,010.00

13645RAH7	6.50% Notes due May 15, 2018	$300,000,000	3	$75,000,000	$985.00	$30.00	$955.00
All securities of a series tendered in the Offer having a higher Acceptance Priority Level will be accepted for purchase before any tendered securities of a series having a lower Acceptance Priority Level are accepted for purchase. For example, all tendered securities having Acceptance Priority Level “1” will be accepted for purchase before tendered securities having Acceptance Priority Level “2” and Acceptance Priority Level “3”, if any, may be accepted for purchase, subject to the limitation that no more than US$450 million aggregate principal amount of Notes will be purchased.
If there are sufficient remaining funds to purchase some, but not all, of the securities of a series of an applicable Acceptance Priority Level, the amount of securities purchased in that series will be prorated based on the aggregate principal amount of securities of such series validly tendered and not withdrawn in the Offer.
Holders of securities that are validly tendered and not validly withdrawn on or before 5:00 p.m., New York City time, on May 27, 2009 (the “Early Tender Date”) and accepted for purchase will receive the Full Tender Offer Consideration specified in the table above for each $1,000 principal amount of securities accepted for purchase. Holders of securities that are validly tendered after 5:00 p.m., New York City time, on the Early Tender Date but on or before 12:00 midnight, New York City time, on June 10, 2009 (the “Expiration Date”) and accepted for purchase will receive the Full Tender Offer Consideration minus an amount in cash equal to $30 for each $1,000 principal amount of securities (the “Late Tender Offer Consideration”). In addition to the Full Tender Offer Consideration or Late Tender Offer Consideration, as the case may be, payable in respect of securities accepted for purchase, Holders will receive accrued and unpaid interest on their purchased securities from the applicable last interest payment date to, but not including, the date of payment for purchased securities.
Securities tendered on or before the Early Tender Date may be validly withdrawn at any time on or before 5:00 p.m., New York City time, on the Early Tender Date, but not thereafter, and securities tendered after the Early Tender Date but on or before the Expiration Date may not be withdrawn, provided, however, in each case, that if CP reduces the principal amount of, or the consideration for, securities subject to the Offer or is otherwise required by law to permit withdrawal, then previously tendered securities may be validly withdrawn to the extent required by law.
The Offer is scheduled to expire at 12:00 midnight, New York City time, on the Expiration Date, unless extended. The Offer is not subject to the receipt of any minimum amount of tenders but is subject to the general conditions set forth in the Offer to Purchase.

This press release is neither an offer to purchase, nor a solicitation for acceptance of the offer. CP is making the offer only by, and pursuant to the terms of, the Offer to Purchase and the related Letter of Transmittal.
The complete terms and conditions of the Offer will be set forth in the Offer to Purchase and Letter of Transmittal that will be sent to holders of securities. Holders are urged to read the tender offer documents carefully when they become available. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Offer, Global Bondholder Services Corporation, at (866) 470-3900 (US toll-free) and (212) 430-3774 (collect).
J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are the Dealer Managers for the Offer. Questions regarding the Offer may be directed to J.P. Morgan Securities Inc., Liability Management Group at (866) 834-4666 (toll-free) and (212) 834-4802 (collect) or to Morgan Stanley & Co. Incorporated at (800) 624-1808 (toll free) or (212) 761-5384 (collect).
About Canadian Pacific
 Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, intends to be the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Media Contact:
Leslie Pidcock
Canadian Pacific
Tel.: (403) 319-6878
e-mail: leslie_pidcock@cpr.ca
Investment Community:
Janet Weiss
Canadian Pacific
Tel.: (403) 319-3591
e-mail: investor@cpr.ca